Exhibit 99.1

HDI Global Specialty SE (HGS) Selects Sapiens to Accelerate Growth and Enable Faster Time-to-Market

The cloud architecture, out of the box functionality and low code configurability capabilities from Sapiens will provide HGS a competitive advantage

September 9, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that HDI Global Specialty SE (HGS), a global specialty insurer, part of the Talanx Group, and a joint venture of Hannover Re and HDI Global, has selected Sapiens for its core transformation with the implementation of Sapiens IDITSuite. The modular, award winning IDITSuite will bring HGS to the forefront with modern, cloud architecture, out of the box functionality, low code configurability and more. The solution will accelerate product development and enable the swift launch of innovative products.

HGS was seeking a flexible, customizable solution with minimal need for custom development. They wanted a modern, graphical user interface compatible with a broad variety of devices and operating systems to support direct business as well as business written by brokers and agencies in the London market.

“HGS specialist teams are required to provide quick responses and informed support, specifically to tailor-made insurance customer needs, and when we were looking to transform, we had a long list of business requirements we needed to address. Sapiens is providing state-of-the-art functionality that we are seeking to meet our immediate and future needs, while still integrating with existing internal HGS applications,” said Thomas Stoeckl, CFO of HGS. “With the implementation of IDITSuite, we will consolidate our current systems, with a purpose-built solution which supports our business models. We were impressed by the Sapiens team and trust Sapiens with the implementation of this project.”

IDITSuite supports all core operations and processes for personal, commercial and specialty lines of business. Among its many functionalities, IDITSuite will deliver a responsive UI, powerful structured and text search, semantics of data model and functional API documentation, modular integrated business information functionality in role-based dashboards, and multi-currency capabilities in financial planning (contract, reinsurance and claims), accounting and more. It offers comprehensive functionality like integrated workflow, task reminder system with links to related documents, and fulfills the latest authority and data protection regulations.

“We are very pleased to partner with HGS on this important transformation that will enable them to achieve significant competitive advantage,” said Roni Al-Dor, Sapiens president and CEO. “Together, we will ensure HGS stays ahead of the curve with automation capabilities that will reduce operational costs and allow for better and accelerated underwriting and claims decisions.”

Sapiens IDITSuite is a component-based, core software solution comprised of policy, billing and claims solutions. IDITSuite supports end-to-end core operations and processes for the short-term/non-life (general) insurance from inception to renewal and claims. Its pre-integrated, fully digital suite offers customer and agent portals, business intelligence, as well as a suite of tools for testing new lines of business, products and services. IDITSuite is fully cloud-enabled.

www.sapiens.com

About HDI Global Specialty SE (HGS)

HDI Global Specialty SE is a specialty lines insurer. It is a joint venture of Hannover Re and HDI Global SE, both strong and established players in the insurance and reinsurance market, which are part of the Talanx Group. HDI Global Specialty’s focus is on writing agency and specialty insurance business. With operations in 9 locations and access to a global network of more than 150 countries through the HDI Global SE network. HDI Global Specialty also enjoys the same financial strength as HDI Global SE. For more information: www.hdi-specialty.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com